# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apimeds Pharmaceuticals US, Inc., CIK 0001894525
CUSIP: 03771D102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2 East Broad Street, 2nd Floor, Hopewell, New Jersey (NJ), 08425
Date of event which requires filing of this statement: 05/12/2025
Filed by CIK 0002057997
Persons authorized to receive notices and communications: Jakap Koo CEO, Room 613, Digital-ro 130, 6F Geumcheon-gu, Seol, Korea Republic Of (M5), 08580, 82-70-7600-7007

## Reporting persons
- Inscobee Inc. (CIK 0002057997): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: working capital (WC); sole voting power 2,028,657; shared voting power 0; sole dispositive power 2,028,657; shared dispositive power 0; aggregate amount beneficially owned 2,028,657 (17.5% of the class)
  Comment: (1) The percentage in Row 13 is based on 11,575,983 shares of Common Stock of the Issuer outstanding as of the date of this statement, which includes 8,193,398 shares of Common Stock issued and outstanding as set forth in the Issuer's Annual Report on Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on April 15, 2025, 3,375,000 shares of Common Stock issued in the IPO (defined herein) and 297,133 shares of Common Stock issued in connection with the Note Conversion (defined herein).
- Apimeds Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: working capital (WC); sole voting power 4,387,708; shared voting power 0; sole dispositive power 4,387,708; shared dispositive power 0; aggregate amount beneficially owned 4,387,708 (37.9% of the class)
  Comment: (1) The percentage in Row 13 is based on 11,575,983 shares of Common Stock of the Issuer outstanding as of the date of this statement, which includes 8,193,398 shares of Common Stock issued and outstanding as set forth in the Issuer's Annual Report on Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on April 15, 2025, 3,375,000 shares of Common Stock issued in the IPO and 297,133 shares of Common Stock issued in connection with the Note Conversion.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Apimeds Pharmaceuticals US, Inc.
Address of issuer's principal executive offices: 2 East Broad Street, 2nd Floor, Hopewell, New Jersey (NJ), 08425
Comment: This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Apimeds Pharmaceuticals US, Inc., a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This statement is filed jointly by (a) Inscobee Inc. ("Inscobee") and (b) Apimeds Inc. ("Apimeds Korea" and, together with Inscobee, the "Reporting Persons").

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any other purpose, the beneficial owner of any securities covered by this statement. This statement is filed jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is Room 613, Digital-ro 130, 6F Geumcheon-gu, Seol, 08580 Republic of Korea.
Present principal occupation or employment: Inscobee is a South Korea corporation that is a diversified holding and operating company engaged in technology, life sciences, and consumer products. Apimeds Korea is a South Korean corporation and wholly owned subsidiary of Inscobee, the principal business of which is to market and sell Apitoxin for the treatment of inflammation and pain management symptoms associated with osteoarthritis.
Criminal convictions in the last five years: None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the entities or persons identified in this Item 2 has during the past five years been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The response to Item 2(c) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Shares of the Issuer held by Inscobee and Apimeds Korea prior to the IPO (defined herein) were acquired pursuant to securities purchase agreements, pursuant to which the shares were purchased for $0.26 per share. On May 12, 2025, the Issuer consummated its initial public offering (the "IPO") of 3,375,000 shares of Common Stock, at a price of $4.00 per share. Inscobee participated in the IPO, purchasing 500,000 shares of Common Stock at a price of $4.00 per share, for an aggregate purchase price of $2,000,000. The source of funds used for Inscobee's purchase of the Issuer's securities was the working capital of Inscobee. On August 30, 2021, Apimeds Korea was issued a convertible promissory note in the principal amount of $400,000 (as amended, the "August 2021 Note"). On March 21, 2022, Apimeds Korea was issued a convertible promissory note in the principal amount of $160,000 (as amended, the "March 2022 Note"). On June 3, 2022, Inscobee Inc. was issued a convertible promissory note in the principal amount of $100,000 (as amended, the "June 2022 Note" and, together with the August 2021 Note and the March 2022 Note, the "Notes"). The source of funds used for each loan evidenced by the Notes was the working capital of the Reporting Persons. All outstanding principal and accrued and unpaid interest owed under the Notes was due and payable on the earlier of (i) December 31, 2026, or (ii) the consummation of an offering of the Issuer's Common Stock resulting in the listing of the Common Stock on the NYSE American, or other national securities exchange (a "Qualified Offering"). Each Note had an annual interest rate of 5%. The Notes were convertible into shares of Common Stock at a conversion price of $2.60 per share (the "Conversion Price"). In connection with the closing of the IPO, the Notes automatically converted into shares of Common Stock at the Conversion Price (the "Note Conversion"). An aggregate of $772,545 of outstanding principal and accrued interest under the Notes was converted to Common Stock, resulting in the issuance of an aggregate of 297,133 shares of Common Stock, based on the Conversion Price. The August 2021 Note converted into 182,022 shares of Common Stock, the March 2022 Note converted into 71,090 shares of Common Stock, and the June 2022 Note converted into 44,041 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information reported in Item 3 is incorporated by reference into this Item 4.

All of the Common Stock that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, are held for investment purposes. The Reporting Persons will in the ordinary course of business participate in discussions, including with other members of the Issuer's board of directors, management, and other Issuer investors, regarding the Issuer's business, including its operations, prospects, capitalization and corporate governance. Except as set forth herein and to the extent that the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons do not have any present plan or proposal that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this statement for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages are based on 11,575,983 shares of Common Stock of the Issuer outstanding as of the date of this statement, which includes 8,193,398 shares of Common Stock issued and outstanding as set forth in the Issuer's Annual Report on Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on April 15, 2025, 3,375,000 shares of Common Stock issued in the IPO and 297,133 shares of Common Stock issued in connection with the Note Conversion.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this statement for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The only transactions in the Common Stock reported in this statement that were effected during the past 60 days were Inscobee's purchase of 500,000 shares of Common Stock in the IPO, at a price of $4.00 per share and the Note Conversion, which resulted in the issuance of 297,133 shares, based on a conversion price of $2.60 per share.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of from, or the proceeds from the sale of, any Common Stock beneficially owned by a Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3, 4, 5 and 7 of this statement are incorporated by reference into this Item 6.

In connection with the closing of the IPO, Inscobee and Apimeds Korea each entered into a lock-up agreement (the "Lock-Up Agreement") with the Issuer and D. Boral Capital LLC (the "Underwriter"), pursuant to which each of the Reporting Persons agreed, subject to certain limited exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, or otherwise dispose of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, or to enter into any hedge or other arrangement or any transaction that transfers, directly or indirectly, the economic consequence of ownership of the shares of Common Stock for a period of 180 days after May 12, 2025, without the prior written consent of the Underwriter.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of such agreement, which is attached as an exhibit to this statement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement

Exhibit 2: Form of Lock-Up Agreement

## Signatures
- Inscobee Inc.: /s/ Jakap Koo, Jakap Koo, Chief Executive Officer (05/19/2025)
- Apimeds Inc.: /s/ Jakap Koo, Jakap Koo, Chief Executive Officer (05/19/2025)